Exhibit 99.1

BLASTGARD INTERNATIONAL RECEIVES ORDER FROM UNITED STATES MARINE CORP FOR BLAST MITIGATION TESTING IN IRAQ

Clearwater, Fl November 14, 2006 – BlastGard International, Inc. (OTCBB:BLGA), the creator of blast-mitigation products and services, received an initial contract of approximately $46,000 from Colt Rapid Mat LLC for use by the United States Marine Corps (USMC) 1st-MEF (Marine Expeditionary Force) for blast mitigation products to be tested in Camp Fallujah, Iraq. The total contract placed with Colt Rapid Mat LLC for approximately $186,000 calls for immediate delivery of 200 pieces of four different iterations of Colt Rapid Mat / BlastWrap® Blast and Thermal Suppression (“BATS”) and 7 Rapid Deployment Fortification Wall (RDFW™) JEFF Kits from Geocell Systems, Inc.  The BATS, applied to the front face of the RDFW™, are constructed from thin Colt Rapid Mat resin-bonded fiberglass into a post, which is filled with 3” thick BlastWrap®. The BATS are designed to interface with and easily lock into the RDFW™ wall system.  The USMC order is in response to demonstrations recently completed at the Marine Corps base at 29 Palms, CA, which demonstrated this drastically improved protection from severe improvised explosive device (IED) and vehicle-borne improvised explosive device (VBIED) threats.

Kevin Sharpe, Senior V.P. - Engineering & Product Development stated “the USMC has an urgent need to protect soldiers from the destructive forces of bomb blasts, especially IED’s in Iraq and Afghanistan. Based upon the suggestions of EOD-trained Marines stationed in Iraq, a 79-pound (101 lb TNT NEW) charge was placed in contact with the wall.  This setup was designed to simulate either a VBIED threat or a terrorist placing a very large “backpack charge” at a zero standoff.  It was anticipated that a threat of this magnitude and standoff would destroy a significant part of the wall; however, the wall remained entirely intact in all three tests. The BATS deployed on the front of the wall provided significant, life-saving protection to any personnel that would have been behind the wall. This protection is provided by combining technologies from three companies designed to address a common goal - to save lives by preventing burn injuries, to reduce injuries from intense blast pressure and to eliminate injuries from bomb fragmentation.”

Jack Waddell, BlastGard President and COO said “Needless to say, we are really excited about the opportunity to offer profound protection to our warfighters. We expect BATS to be deployed in a lot of scenarios...fortification walls, overhead protection for bunkers, significant protection improvement for existing barriers and revetments, ISO container (temporary shelters), command posts, traffic check points, defensive fighting positions, and large-scale bomb blast fortifications. The pressure and video results from the 29 Palms, CA demonstrations suggest that a 101 lb TNT blast in contact with a standard soil filled wall could generate potentially lethal results as far as 40 feet behind the wall. The same blast against a BATS-protected RDFW™ wall reduces the probability of physiological injury 40 feet behind the wall to zero.”

For the third quarter of 2006, the Company reported revenues for the third quarter ended September 30, 2006 of $4,406 compared to $481,129 reported in the same quarter of last year; and for the nine months ended September 30, 2006, we recognized sales of $867,741 and a gross profit of $197,035 compared to recognized sales of $482,772 and a gross profit of $161,611 for the same nine months of last year.  The Company had a net loss of $708,747 or $(0.03) per share based on the weighted average of 22,073,413 shares outstanding compared to a net loss of $378,309 or $(0.02) per share reported in the third quarter of 2005 based on the weighted average shares outstanding of 21,963,292. The increase in net loss is attributed to the increase in operating expenses and debt interest. Our Form 10-QSB for the quarter-ended September 30, 2006 was filed today with the SEC. Additional information on our results of operations and recent developments can be obtained by reading a copy of the quarterly report that can be found on the company’s web site.

About Colt Defense LLC and Colt Rapid Mat LLC.

Colt Defense LLC. is a leading designer, developer and manufacturer of small arms and weapon systems for the U.S. military, its allies and federal, state and local law enforcement agencies.  Colt Defense LLC’s products include military rifles, such as the M4 carbine rifle and its predecessor, the M16 rifle, auxiliary weapon systems and rifles for law enforcement agencies around the world.

Colt Rapid Mat LLC is a wholly owned subsidiary of Colt Defense LLC and is a world leader in the manufacture of rapid runway repair systems. www.coltrapidmat.com

About Geocell Systems, Inc.

Geocell Systems Inc., headquartered in San Francisco, California, is the developer, manufacturer, and marketing and sales distribution center for the patented Rapid Deployment Fortification Wall (RDFW™) and Rapid Deployment Flood Wall systems.  With more than 25 years of flood-fighting experience Geocell Systems, Inc. has successfully applied RDFW™ technology to combat operations. Geocell has a long history of joint development work with the US Army Corps of Engineers (USACE) and the United States Marine Corps (USMC).  www.geocellsystems.com

About BlastGard International, Inc.

BlastGard International, Inc. creates, designs, develops, manufactures and markets proprietary blast mitigation materials. The Company's patent-pending BlastWrap® technology effectively mitigates blast effects and suppresses post-blast fires. This unique technology can be used to create new, finished products or be used to retrofit to existing products. While the need for this technology has always been present, the security and safety concerns resulting from the September 11, 2001 acts and the subsequent development of Homeland Security make the timing of the Company's emergence even more important. The Company's core market focus is on blast effects mitigation for the commercial sector, military, law enforcement and government agencies. BlastWrap® is based upon well-defined principles and suppresses blast pressures by 50% or more. BlastWrap® products are made from two flexible films arranged one over the other and joined by a plurality of seams filled with attenuating filler material (volcanic glass bead or other suitable two-phase materials), configurable (designed for each application) with an extinguishing coating that offers a revolutionary blast protection system against Blast & Fire/burn threats. BlastWrap® is a blast mitigation assembly that can be wrapped around or conform to any shape. BlastWrap® is a concept (not a chemical compound) from which blast protection products are built to save lives and reduce damage to valuable assets from explosions. Additional information on BlastGard can be found at http://www.blastgardintl.com.

“`Safe Harbor'' statement under the Private Securities Litigation Reform Act of 1995: Except for historical information, all of the statements, expectations and assumptions contained in the foregoing are forward-looking statements that involve a number of risks and uncertainties. It is possible that the assumptions made by management are not necessarily the most likely and may not materialize. In addition, other important factors that could cause actual results to differ materially include the following: the Company's ability to market its products; the Company's ability to obtain additional funding; the Company's ability to obtain regulatory approvals on new products, the general economy; competitive factors; ability to attract and retain personnel; the price of the Company's stock; and other risk factors. The Company takes no obligation to update or correct forward-looking statements.

Company Contact:

BlastGard International, Inc.

Michael J. Gordon

(727) 592-9400